Exhibit (a)(1)(AA)
My Finances
~Date~
For your information
Oct. 30 deadline to exchange your stock options
Our records show that you were recently rehired and that you have stock options that are eligible for the Employee Stock Option Exchange Program. It’s your one-time opportunity to exchange your eligible underwater stock options for fewer new options at a lower grant price. Learn how the program works so that you can make an informed decision.
Information and resources
Intel has filed the required Offer to Exchange document with the U.S. Securities and Exchange Commission. This document outlines all of the terms of the program and is your primary informational resource on all aspects of the program. You can find this document, along with other useful information including a Q&A that provides answers to commonly asked questions, on the Employee Stock Option Exchange Program page on Circuit. We encourage you to consult your financial and tax advisors before deciding whether to exchange any of your eligible options.
How to participate
The My Option Exchange tool allows you to both model and make your decision in the tool. You can model different scenarios, which will help you determine if you want to exchange a particular grant. Because you can make a decision on each grant, it’s important that you register a decision even if you decide to keep your current options. If you do not register a decision in the tool, there will be no change to your current options.
Don’t miss the deadline
You have until 8 p.m., Pacific time, on Oct. 30* to submit and receive confirmation of your final decision from the My Option Exchange tool. There are absolutely no individual exceptions to the deadline as this is a highly regulated program and Intel does not have the ability to alter the terms of the program for any reason. You may change or withdraw any previous elections you have submitted up to the closing time and date. You will keep all grants for which you have not registered your decision in the tool.

*	The exchange window close date is subject to change and you will be notified of the new date if it is changed. In addition, Intel may terminate the program and you will be notified if this happens.

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